82-4977

06011539

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
March 2, 2006 at 10.30 am

AMER SPORTS CORPORATION: FRANKLIN'S HOLDING IN COMPANY BELOW 5%

Pursuant the Finnish Securities Market Act (Section 2:9), Amer Sports Corporation has been notified that the total number of shares held by the mutual funds and separate accounts managed by the affiliated investment adviser of Franklin Resources Inc. represents 4.99% the Company's share capital and voting rights.

Amer Sports' capital consists of 71,467,710 shares in issue.

SUPPL

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon, and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

Amer Sports Corporation STOCK EXCHANGE ANNOUNCEMENT 1(1)
March 2, 2006 at 2.45 p.m.

AMER'S ANNUAL REPORT 2005 PUBLISHED

Amer Sports Corporation's Annual Report for the year 2005 has been published in English and Finnish. A printed version of the Annual Report can be ordered by e-mail from amer.communications@amersports.com or by telephone on +358 9 7257 8309 (Ms Taina Harala).

The Annual Report can also be downloaded as a PDF file from the Company's web site, www.amersports.com.

AMER SPORTS CORPORATION
Communications

Ms Taina Harala
Executive Assistant, Communications
Tel. +358 9 7257 8309, e-mail: taina.harala@amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon, and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.